Exhibit 99.5

UNITED UTILITIES PLC – DIRECTOR’S DECLARATION

The following information is provided in compliance with paragraph 9.6.13 of the Financial Services Authority's Listing Rules in respect of the appointment of Mr Philip Nevill Green as a director and chief executive designate of United Utilities PLC with effect from 20 February 2006 (as announced on 1 December 2005).

i) In the past five years Mr Green has been a director of the following public quoted companies:

Reuters Group PLC (resigned 30 June 2003)

Royal P&O Nedlloyd N.V. (a public quoted company incorporated in the Netherlands)

ii) There are no details to disclose under paragraph 9.6.13 (2) to (6) of the Listing Rules in relation to Mr Green save that he was a director of Coloroll Group PLC from 1985 to 1990. Coloroll went into receivership in June 1990 and subsequently into liquidation in October 1990. Mr Green was a trustee of the Coloroll Directors’ Retirement Benefits Scheme from 1987 to 1991. In March 1994, the Pensions Ombudsman upheld complaints of maladministration and breach of trust against the trustees relating to the transfer in 1989 of a property owned by Coloroll’s chairman to the pension scheme.

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Further information can be obtained from Tim Rayner, Company Secretary + 44 1 925 237071.

United Utilities' ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".